EXHIBIT 99.13
Notice to ASX/LSE
Shareholdings of persons discharging managerial
responsibility (PDMR) / Key Management Personnel (KMP)
24 October 2024
Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio
Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the
Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).
Simon Henry (a PDMR/KMP), acquired Rio Tinto plc shares as follows:

Number of Shares Acquired	Price Per Share GBP	Date Acquired
200	49.5645	23 October 2024
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London
Stock Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.
Notice to ASX/LSE2 / 2
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948	Media Relations, US Jesse Riseborough M +1 202 394 9480
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com